Atlas Copco Press Release from the Atlas Copco Group

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ss Area Executive, Construction and Mining Technique
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Atlas Copco inaugurates rock reinforcement competence center

Stockholm, Sweden, September 22, 2004: Atlas Copco has inaugurated its first dedicated development center for rock reinforcement technology, with the aim to make rock excavation and underground operations safer and more productive.

The center, based in Feistritz/Drau, Austria, is the former headquarters of MAI Ankertechnik, which Atlas Copco acquired in 2002. Atlas Copco has invested MEUR 2.3 (MSEK 21) in new production machines and to extend and modernize the production facilities, in order to increase productivity and lower costs.

"This dedicated competence center for the development of superior rock reinforcement products has been created to serve the worldwide tunneling, mining and construction industries," says Björn Rosengren, Business Area Executive, Construction and Mining Technique. *"Customers can expect to see many additional, interesting products from Atlas Copco in the years ahead."*

Atlas Copco's rock reinforcement product line has been relocated from Sweden to Austria to join Atlas Copco MAI's self-drilling anchors product line, enabling the company to utilize common resources and facilities in a more efficient, productive way. In line with the Group's strategy of continuous innovation, the center aims to offer innovative, value-added products for demanding rock reinforcement and ground engineering applications.

The competence center is part of Atlas Copco Underground Rock Excavation division, within Construction and Mining Technique. The creation of dedicated competence centers is of crucial importance to this business area.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2003, the Group had revenues of approximately BSEK 45 (BEUR 4.9), with 98% of revenues outside Sweden, and about 26 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, and CP Chicago Pneumatic. More information can be found on www.atlascopco-group.com.

Underground Rock Excavation is a division within the business area Construction and Mining Technique of the Atlas Copco Group, having its main manufacturing center in Örebro, Sweden. The division develops, manufactures, and markets worldwide a wide range of tunneling and mining equipment for various underground applications. The division focuses strongly on innovative product design and aftermarket support systems, which give added customer value. More information is available on www.atlascopco-group.com